UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                            SCHEDULE 13G
            Under the Securities and Exchange Act of 1934
                        (Amendment No. 2)

                        NetQin Mobile Inc.
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                         (Name of Issuer)

American Depository Shares, each ADS represents five class A common shares, par value $0.0001 per share.
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                  (Title of Class of Securities)

                             64118U108
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                          (CUSIP Number)

                         March 31, 2012
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    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]     Rule 13d-1 (b)
          [ ]     Rule 13d-1 (c)
          [ ]     Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)


CUSIP NO. 64118U108   13G


1     Name of Reporting Person / IRS Identification Number:
      Piper Jaffray Companies / 30-0168701

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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
      			                                  (b)  [ ]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares                14,000 Shares
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By               0 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting              14,000 Shares
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                 0 Shares
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9 Aggregate Amount Beneficially Owned by Each Reporting Person 14,000 Shares (See Exhibit A)

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [ ]

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11    Percent of Class Represented by Amount in Row (9)
      .18%

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12    Type of Reporting Person
      HC

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Item 1     (a)  Name of Issuer: NetQin Mobile Inc.
Item 1     (b)  Name of Issuer's Principal Executive Offices:
                No 4 Bldg 11 Heping Li East St
		Dongcheng District
		Beijing, 100013
		China


Item 2     (a)  Person Filing: Piper Jaffray Companies
Item 2     (b)  Address: 800 Nicollet Mall Suite 800
                         Minneapolis, MN 55402

Item 2     (c)  Citizenship: Piper Jaffray Companies is a
                             Delaware Corporation

Item 2     (d)  Title of Class of Securities: American Depository Shares,
		each ADS represents five Class A common shares, par value $0.0001 par value per share.
Item 2     (e)  CUSIP Number: 64118U108

Item 3 This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Piper Jaffray Companies, is a parent holding company in accordance with Section
           240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4     Ownership

           (a)  Amount Beneficially Owned:
                Piper Jaffray & Co.    14,000 Shares

           (b)  Percent of Class           .18%

           (c)  Number of shares as to which reporting person has:
                (i)    Sole Voting Power        14,000    Shares
                (ii)   Shared Voting Power      0         Shares
                (iii)  Sole Dispositive Power   14,000    Shares
                (iv)   Shared Dispositive Power 0         Shares

Item 5     Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [*]

Item 6     Ownership of More than Five Percent on Behalf of Another
	   Person: Not Applicable

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on by the Parent Holding Company:

           See attached Exhibit A.

Item 8 Identification and Classification if Members of the Group: Not Applicable

Item 9     Notice of Dissolution of Group:  Not Applicable

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

			SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			04/10/2012
			----------------------------------
			Date

			Piper Jaffray Companies

			By /s/ Timothy L. Carter
			----------------------------------
			Signature


			Timothy L. Carter
			Treasurer
			----------------------------------
			Name/Title


			Piper Jaffray & Co.

			By /s/ Ann C. McCague
			----------------------------------
			Signature

			Ann C. McCague
			Chief Compliance Officer
			----------------------------------
			Name/Title



              JOINT FILING AGREEMENT

The undersigned persons, on April 10, 2012, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the American Depository Shares of NetQin Mobile Inc. at March 31, 2012.


			Piper Jaffray Companies

			By /s/ Timothy L. Carter
			----------------------------------
			Signature

			Timothy L. Carter
			Treasurer
			----------------------------------
			Name/Title


			Piper Jaffray & Co.

			By /s/ Ann C. McCague
			----------------------------------
			Signature

			Ann C. McCague
			Chief Compliance Officer
			----------------------------------
			Name/Title



                       EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, Piper Jaffray & Co., 800 Nicollet Mall, Minneapolis, MN 55402, is a wholly-owned subsidiary of Piper Jaffray Companies and a broker-dealer registered under section 15 of the Act, is the beneficial owner of 14,000 American Depository Shares or .18% of the outstanding American Depository Shares (each ADS represents five Class A common shares of NetQin Mobile Inc.).

Piper Jaffray Companies may be deemed to be the beneficial owner of these 14,000 American Depository Shares through control of Piper Jaffray & Co. However, Piper Jaffray Companies disclaims beneficial ownership of such shares. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.